UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Waste Management, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

94106L109

(CUSIP Number)

November 28, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94106L109	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Maori European Holding, S.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,061,472
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 13,061,472
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,061,472
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.83%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 94106L109	13G	Page 3 of 5 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is filed by Maori European Holding, S.L. ("Maori"), formerly known as Riofisa Holding, S.L. This Amendment No. 1 amends the statement on Schedule 13G originally filed by Maori on June 30, 2008 to report the sale by Maori of 19,592,208 shares of common stock of the issuer. As a result of such sale, Maori has ceased to be the beneficial owner of more than five percent of the issuer’s common stock.

Item 1(a). Name of Issuer:

Waste Management, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

1001 Fannin Street

Suite 4000

Houston, Texas 77002

Item 2(a). Name of Persons Filing:

Maori European Holding, S.L.

Item 2(b). Address or Principal Business Office or, if None, Residence:

Arbea Campus Empresarial

Edificio 5

Carretera de Fuencarral a Alcobendas M 603

Km 3'800 Alcobendas (Madrid)

Spain

Item 2(c). Citizenship:

Spain

Item 2(d). Title of Class of Securities:

Common stock

Item 2(e). CUSIP Number:

94106L109

CUSIP No. 94106L109	13G	Page 4 of 5 Pages

Item 3.

Not applicable

Item 4. Ownership:

(a) Amount beneficially owned: 13,061,472

(b) Percent of class: 2.83%

(c) Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote: 13,061,472

(ii)    Shared power to vote or to direct the vote: -0-

(iii)   Sole power to dispose or to direct the disposition of: 13,061,472

(iv)   Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8. Identification and Classification of Members of the Group:

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

CUSIP No. 94106L109	13G	Page 5 of 5 Pages

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2012	Maori European Holding, S.L.

By:	/s/ Irene Ucha
Name:	Irene Ucha
Title:	Chairman of the Board